  November 18, 2016

Ms. Alison White Office of Disclosure and Review Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Asset Management Fund: File Nos. 002-78808 and 811-03541

Dear Ms. White:

On July 29, 2016, Asset Management Fund (the “Trust”) filed Post-Effective Amendment No. 78 to the Trust’s Registration Statement. The amendment was filed pursuant to Rule 485(a)(1) under the Securities Act of 1933 to add a new series, AAAMCO Ultrashort Financing Fund (the “Fund”), to the Trust. On September 15, 2016, you provided oral comments regarding the amendment. The following is a summary of our understanding of your comments and the response from the Trust.

Prospectus

General

1. Comment: Define all capitalized terms before or concurrently with using such terms (e.g., Custodian, Qualified Custodian, Credit Committee, Sub-Adviser and Bond Market).

Response: The requested disclosure has been added or changed where appropriate.

Fee Table and Expense Example

2. Comment: In footnote 2, the recapture period for the Adviser to be reimbursed for prior waivers should be for a period not to exceed three years from the date of the waiver or reimbursement instead of three years from the fiscal year in which the waiver or reimbursement was made.

November 18, 2016

Response: The footnote disclosure reflects the agreement between the Fund and the Adviser with respect to the waivers and potential recoupment (the expense limitation agreement will be filed as an exhibit to the 485B POS filing). The annual waiver/reimbursement is adjusted on a daily or monthly basis throughout the fiscal year based upon the actual expense experience which can change due to fluctuation in the Fund’s total assets; however, the fiscal year annual waiver/reimbursement is reconciled and finalized as of the end of the fiscal year period, and is disclosed by fiscal year period in notes to the Fund’s financial statements. Common industry operational practice would be to measure, monitor and apply recoupments based on a fiscal year aging process. It would be operationally burdensome to age waivers daily and monitor and apply recoupments on that same basis and recouping expense waivers based upon a specific date potentially could result in inadvertently rolling the recoupment period for waivers for a period of longer than 3 years. Therefore, the Fund respectfully declines to make the requested change.

3. Comment: In the Expense Example, confirm that the example includes one-year of capped expenses and update the disclosure.

Response: In the Expense Example, the contractual expense limitation is reflected only for the first year in each period. The disclosure under the section titled “Example” has been amended as follows:

“This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The figures reflect the fee waiver for the first year. Although your actual costs may be higher or lower, based on these assumptions your costs would be:”

Portfolio Turnover

4. Comment: Include a statement that the Fund’s portfolio turnover rate is not disclosed because as of the date of the prospectus the Fund had not commenced operations.

Response: The requested disclosure has been added.

Principal Investment Strategy – Summary Section

5. Comment: The Fund discloses that it will “seek to limit its investments and investment techniques so as to qualify as a permissible investment for nationally chartered banks, excluding federal savings banks.” Provide details as to what is required for the Fund to “qualify as a permissible investment for nationally chartered banks.”

November 18, 2016

Response: A permissible investment for nationally chartered banks is defined under 12 USC 24 of the U.S. Code of Federal Regulations and in the investment securities regulation of the Comptroller of the Currency. As such, the fifth paragraph under the section titled “Fund Investments” has been deleted and replaced with the following:

“The Fund will seek to limit its investments and investment techniques so as to qualify as a permissible investment for nationally chartered banks under current applicable federal laws and regulations. See the “Regulatory Risk” sections below for a discussion of recent changes in applicable federal laws and regulations. Nationally chartered banks should consult with their legal counsel regarding federal laws and regulations applicable to their investment in the Fund. The Fund also encourages state chartered commercial banks to consult their legal counsel regarding whether shares of the Fund are a permissible investment under their state law.”

6. Comment: Clarify whether derivatives will be a principal investment strategy of the Fund and if so, add related risks to the Principal Risks section. If derivatives are not a principal investment strategy, move the disclosure to the Item 9 disclosure.

Response: The Adviser does not intend to utilize derivatives as part of the Fund’s principal investment strategy. Therefore, the sixth paragraph under the section titled “Principal Investment Strategy” has been deleted and disclosure regarding derivatives is limited to the Item 9 disclosure.

7. Comment: The Fund discloses that “The Fund is not a money market fund and does not seek to maintain a stable net asset value (“NAV”).” Bold this disclosure. Also, clarify in the prospectus the ways in which the Fund differs from a money market fund operating under Rule 2a-7 and specify investments that the Fund will hold that are not Rule 2a-7 compliant.

Response: The specified disclosure has been revised and changed to a bold font. The following paragraph has been added as the last paragraph under the section titled “Principal Investment Strategy – Fund Investments”.

“The Fund is not a money market fund and its share price may fluctuate. The Fund does not follow the portfolio quality and risk diversification or other risk limiting provisions required of money market funds pursuant to Rule 2a-7 and does not qualify for the tax relief afforded to money market funds by the U.S. Treasury. Unlike a money market fund, the Fund is not subject to the risk-limiting conditions of Rule 2a-7 under the Investment Company Act of 1940 with respect to portfolio maturity, quality, diversification and liquidity. Because of this, the Fund may have exposures to these risks that are different from, and in some cases higher than, a prime money market fund (see the “Principal Risks” section). The Fund expects to enter into repurchase agreements with counterparties, such as broker/dealers, REITs, investment companies and private funds that are not typically used by money market funds. The Fund may invest up to 15% of its total assets in illiquid securities (e.g., repurchase agreements with a maturity of greater than seven days). Because the Fund will invest in repurchase agreements collateralized by securities other than cash and government securities, the Fund would at times not meet the portfolio diversification requirements of Rule 2a-7.”

November 18, 2016

8. Comment: Disclose in the prospectus: (1) that the Fund does not follow the portfolio quality, risk diversification or other risk limiting provision required of money market funds operating under Rule 2a-7 and (2) that the Fund does not qualify for tax relief afforded to money market funds by the US Treasury.

Response: Please refer to the response to Comment #7 above. In addition, with respect to (2), the Fund has added the following disclosure to the “Federal Income Tax Information” section of the Prospectus:

“The Fund is not a money market fund and does not seek to comply with the provisions of Rule 2a-7 under the Investment Company Act of 1940, therefore shareholders of the Fund will not qualify for certain tax accounting methods available to shareholders of money market funds in connection with selling and exchanging shares of the Fund.”

Principal Risks

9. Comment: The staff questions whether “Repurchase Agreement Risk” describes repurchase agreement risks or counterparty risk. Please advise or revise.

Response: The risk disclosure titled “Repurchase Agreement Risk” has been revised to “Repurchase Agreement and Counterparty Risk”

10. Comment: Under “Interest Rate Risk,” relocate the second paragraph elsewhere in the prospectus as it describes a strategy and not a risk.

Response: The second paragraph under “Interest Rate Risk” has been moved to page 7 under the section titled “Additional Information Regarding Investment Strategies – Repurchase Agreements”.

11. Comment: Under “Liquidity Risk,” relocate the second paragraph elsewhere in the prospectus as it describes a strategy and not a risk.

November 18, 2016

Response: The second paragraph under “Interest Rate Risk” has been moved to page 7 under the section titled “Additional Information Regarding Investment Strategies – Repurchase Agreements”.

Management

12. Comment: Under Management in the Summary Section of the Prospectus, relocate the following statement as it is neither required nor permitted by Item 5(b) of Form N-1A: “While the Sub-Adviser may assist the Adviser in managing specific borrowers and transactions, the main responsibility of the Sub-Adviser will be to develop quantitative analytics to provide the Adviser with the necessary risk management tools to oversee all of the Fund’s investment exposures.”

Response: The specified disclosure has been deleted from the section titled “Management” in the summary section.

Additional Risk Information

13. Comment: In the last paragraph of “Regulatory Risk” in the Additional Risk Information section, explain in plain English the terms “Tier 1 minimum capital requirement” and “capital conservation buffer,” as well as describing what it means for the Fund to be assigned a “20% risk weight.”

Response: The last paragraph of the “Regulatory Risk” section in the Additional Risk Information section has been deleted and replaced with the following:

“In addition, the federal banking regulatory agencies have recently developed rules that will revise each agency’s risk-based and leverage capital requirements consistent with agreements reached by the Basel Committee on Banking Supervision (commonly known as the “Basel III” rules). Additionally, the federal banking regulatory agencies have been given extensive regulation writing authority under the Dodd-Frank Act. Therefore, bank shareholders governed by these regulatory agencies and subsequent regulatory interpretations of these rules, should carefully monitor any additional regulatory guidance for investment policies associated with the activities of the Fund. These rules also increase the risk weightings of certain assets, including those in which the Fund may only invest up to a specified limit pursuant to the Fund’s investment policies, and may therefore impact the permissible investments of the Fund. The Basel III rules became effective on January 1, 2014 for the largest, most complex financial institutions. Community banks were required to comply with the Basel III rules by January 1, 2015.”

November 18, 2016

Statement of Additional Information

14. Comment: Confirm that any strategy or security listed in “The Fund’s Objectives and Investment Policies” section and not mentioned in the Summary Section of the Prospectus is not a principal strategy or principal investment, otherwise revise the Summary Section of the Prospectus accordingly.

Response: The Adviser confirms that any strategy or security listed in “The Fund’s Objectives and Investment Policies” section and not mentioned in the Summary Section of the Prospectus is not a principal strategy or principal investment of the Fund.

 If you have any questions concerning this request please contact John S. Marten at (312) 609-7753.

Very truly yours, /s/ John S. Marten John S. Marten Attorney at Law

JSM/gk